SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of May 8, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   ☒       Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐      No   ☒

SIGNATURES
KLM Royal Dutch Airlines ANNUAL RESULTS
STRUCTURAL CHANGES GOING FORWARD
FINANCIAL PERFORMANCE
DISTRIBUTION TO SHAREHOLDERS
RECONCILIATION UNDER US GAAP
OUTLOOK
UPCOMING EVENTS
KEY FINANCIAL DATA
NOTES TO THE CONSOLIDATED STATEMENT OF EARNINGS
AIRLINE OPERATING DATA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: May 8, 2003	By	/s/ R.A. Ruijter

	Name:	R.A. Ruijter
	Title:	Managing Director & CFO

	By	/s/ H.E. Kuipéri

	Name:	H.E. Kuipéri
	Title:	Senior Vice President &
General Secretary

KLM GROUP REPORTS FOURTH QUARTER AND FULL YEAR RESULTS

     AMSTELVEEN, THE NETHERLANDS, MAY 8, 2003 — KLM Group today reported an operating loss of EUR 252 million for the fourth quarter, ended March 31, 2003. This compares to an operating loss of EUR 124 million last year. Included within the operating loss for the quarter was an additional charge of EUR 69 million, following the decision to accelerate the retirement of KLM’s Boeing 747-300 fleet earlier than previously anticipated.

     Fourth quarter after tax income before extraordinary items amounted to a net loss of EUR 217 million, compared to a net loss of EUR 108 million, or EUR 2.31 per common share last year. This quarter’s net income included an extraordinary loss after tax of EUR 181 million relating to the Alitalia arbitration award, as well as a one-off restructuring provision of EUR 49 million after tax (EUR 75 million pretax). Including extraordinary items, fourth quarter net loss was EUR 447 million, or EUR 9.96 per common share.

     Operating loss for fiscal year 2002/03 was EUR 133 million, compared to an operating loss of EUR 94 million last year. Net loss, excluding extraordinary items, for the year amounted to EUR 186 million. Including these items, net loss amounted to EUR 416 million, or EUR 9.26 per common share. Last year, KLM Group reported a net loss of EUR 156 million, or EUR 3.37 per common share.

STRUCTURAL CHANGES GOING FORWARD

     Despite positive signs in the first half year, KLM Group reported a disappointing result for the fiscal year. This was mainly caused by the impact of the weak global economy and the continued instability in the Middle East and subsequent war in Iraq, which had an impact of approximately EUR 40 million on operating income. Travel demand was impacted further by the outbreak of the SARS virus in March of this year. While the inherent cyclical nature and geo-political developments affected our industry severely, KLM Group recognizes that the airline’s operating model needs structural improvement going forward. As such, KLM Group announced on April 1, 2003 the implementation of far-reaching measures to achieve the necessary changes in its cost structure. The overall objective is to achieve a return on capital employed of nine percent and a ten percent operating margin. This will be supported by a 10 percent reduction of unit costs, or an annualized cost saving of EUR 650 million to be achieved by March 2005, with a substantial part of this secured by March 2004. The number of job losses currently identified is 3,000 FTEs. Additionally, short-term measures have been taken to mitigate the effects of SARS on the Company’s results for this fiscal year.

     Leo van Wijk, President and CEO of KLM, said: ‘The current industry environment is unprecedented and we believe that the revenue environment has permanently changed. Our yields are decreasing and our cost base does not currently compensate for this development. We must therefore work hard with our employees, suppliers, the Dutch Government and other partners to reduce our cost base to match the new revenue environment. In doing so, we remain committed to our loyal customers and will keep responding to their changing demands by adapting accordingly our product and service model. Our new European product positioning and pricing structure demonstrates this approach. We are determined that we will manage today’s challenges and emerge from these difficult times as a financially robust company, ready to meet the challenges of the future.’

FINANCIAL PERFORMANCE

REVENUES

Passenger Business

     Fourth quarter passenger traffic demand was significantly affected first by tensions in the Middle East and the following war in Iraq, as well as the outbreak of the SARS virus. Passenger traffic revenues of EUR 904 million were EUR 69 million, or 7 percent, lower than last year, as a result of lower than expected traffic volumes and lower yields.

     Passenger traffic (in RPKs) in the fourth quarter increased by 4 percent. Passenger capacity (in ASKs) rose 8 percent on last year, which partially is the result of changes in the configuration of aircraft. The number of flights, however, declined by 2 percent. Passenger load factor declined by 3.3 percentage points to 76.8 percent.

     Passenger yields in the three months to March 2003 declined 10 percent compared to last year. Excluding currency effects, yields were 5 percent below last year.

Cargo Business

     KLM Cargo’s traffic revenues of EUR 249 million in the fourth quarter were 2 percent lower than last year. This is the combined result of higher traffic volumes and lower yields. Cargo traffic (in RFTKs) increased by 2 percent, whilst cargo capacity (in ATFKs) increased 5 percent. As a consequence, cargo load factor dropped by 2.3 percentage points to 70.9 percent. In the quarter, outbound European traffic remained under pressure, while traffic from Asia performed better than expected. Cargo yields were 4 percent below last year. Excluding currency effects, cargo yields increased by 4 percent year-on-year.

Engineering & Maintenance Business

     In the fourth quarter, KLM Engineering & Maintenance successfully managed increased pressure on its revenues as a result of deteriorating market conditions in the MRO (Maintenance, Repair and Overhaul) market. Revenues increased by 5 percent to EUR 218 million.

Charter and Low Cost Businesses

     Despite the negative effects of the current operating environment, Transavia / BASIQ AIR managed to increase traffic volumes in line with capacity levels in the fourth quarter, albeit with increased pressure on yields. Revenues nevertheless were at the same level as last year.

     At the end of January, KLM announced the sale of buzz to Ryanair. Following this, Ryanair announced its intention to temporarily cancel all routes. This announcement had a further negative effect on the revenues of buzz in the fourth quarter. On April 11, 2003, the sale of buzz was finalized. In anticipation of this transaction KLM recorded a loss of EUR 9 million in fiscal 2002/03 for the impairment of certain assets.

Group Revenues for Fiscal Year 2002/03

     Group operating revenues for fiscal 2002/03 (EUR 6,485 million) were 1 percent lower than last year. Traffic of KLM Company (includes KLM Passenger Business and Cargo Business) was up 2 percent on last year, while capacity was up 1 percent. As a consequence, overall load factor increased by 1.3 percentage points to 78.2 percent. KLM Company yield was down 4 percent compared to last year. Manageable yield (excluding currency effects), however, was at the same level as last year.

OPERATING EXPENSES

     Fourth quarter’s Group operating expenses increased by EUR 14 million (1 percent) to EUR 1,629 million. KLM airline manageable unit costs (excluding currency and fuel price effects) increased by 2 percent compared to the corresponding period. Including these effects, unit costs were down 2 percent on last year.

     For the fiscal year 2002/03, Group operating expenses decreased by EUR 8 million to EUR 6,618 million. Manageable unit costs (excluding currency effects, fuel price effects and the effects of the accelerated retirement of the 747-300 fleet) increased by 1 percent compared to last year. Including these effects, unit costs were at the same level as last year.

RESULTS ON SALE OF ASSETS

     Fourth quarter Results on Sale of Assets, EUR 39 million negative, mainly relates to sale-and-lease-back transactions of fleet and to the sale of KLM uk’s low cost activity (buzz) to Ryanair. These sale-and-lease-back transactions are aimed at reducing residual value risks on certain aircraft types.

CASH FLOW AND FINANCING

Cash Flow and Liquidity Position

     Fourth quarter’s cash flow from operating activities (including a cash out of EUR 171 million relating to the Alitalia settlement) amounted to EUR 274 million negative. Cash flow from investing activities amounted to EUR 75 million, being the positive balance of prepayments on new aircraft and the proceeds of sale-and-lease-back transactions of fleet. Free cash flow in the fourth quarter was EUR 199 million negative.

     Continued focus on capital employed once again resulted in a significant reduction of working capital. Supply chain initiatives by Engineering & Maintenance, aimed at a reduction of inventory levels, were implemented during the fiscal year. Debtor management enabled KLM Cargo to reduce its account receivable substantially.

     As of March 31, 2003, KLM Group had cash and cash equivalents totaling EUR 919 million, of which EUR 608 million is in cash and EUR 311 million is in Triple A bonds and long term deposits.

Financial Position

     During the fiscal year 2002/03, KLM’s net-debt position increased by EUR 279 million to EUR 2,887 million on March 31, 2003. Stockholders’ equity decreased by EUR 516 million to EUR 1,476 million. KLM’s gearing (net debt as a percentage of stockholders’ equity) deteriorated from 131 percent last year to 195 percent at March 31, 2003. For its new fleet deliveries, KLM has secured financing.

     KLM Group’s three Dutch pension funds remained in a significant surplus position, despite the adverse conditions in the financial markets.

DISTRIBUTION TO SHAREHOLDERS

     KLM’s dividend policy, which was revised with effect from fiscal year 2002/03, is geared to paying a sustainable dividend, linked to cash earnings. Despite the current global political and economic environment, the Board of Managing Directors has in line with this policy decided to make a distribution in cash to shareholders of EUR 0.10 per common share for the fiscal year 2002/03. The distribution will be paid out of reserves (fiscal year 2001/02: a distribution was made of EUR 0.20 per common share).

RECONCILIATION UNDER US GAAP

     On the basis of United States Generally Accepted Accounting Principles (US GAAP), KLM’s net loss for the fiscal year 2002/03 amounts to EUR 267 million. Under US GAAP, KLM Stockholders’ equity on March 31, 2003 was EUR 2,827 million. The positive differences are primarily the result of pension accounting and the accounting treatment of the restructuring provision.

OUTLOOK

     On the basis of current economic conditions and uncertainties surrounding the SARS virus, KLM Group does not anticipate a short-term improvement in the operating environment. As such, the Group is firmly set on implementing the necessary measures aimed at a structural reduction of its cost levels, as well as short term measures, that contribute immediately to an improvement in results.

Amstelveen, May 8, 2003	The Board of Managing Directors

UPCOMING EVENTS

Press Conference on Annual Results for fiscal year 2002/03

     A press conference for financial media will be held on Thursday, May 8, 2003 at 9.30 hours am CET. Leo van Wijk, President and Chief Executive Officer, and Rob Ruijter, Managing Director and Chief Financial Officer will host the press conference. The press conference is also accessible via live audio webcast on the KLM Investor Relations website at http://investorrelations.klm.com, under ‘Events and Presentations’.

Analyst Meeting on Annual Results for fiscal year 2002/03

     An analyst meeting will be held on Thursday, May 8, 2003 at 3:30 hours pm CET. Leo van Wijk, President and Chief Executive Officer, and Rob Ruijter, Managing Director and Chief Financial Officer will host the analyst meeting. The meeting will be accessible via live audio webcast on the KLM Investor Relations web site at http://investorrelations.klm.com, under ‘Events and Presentations’.

Annual General Meeting of Shareholders

     The Annual General Meeting of Shareholders will be held on June 25, 2003 in the Schouwburg, Amstelveen, The Netherlands, commencing at 2.00 hours pm CET. KLM’s Annual Report, together with the agenda for the meeting, will be published on May 30, 2003.

Warning about Forward-Looking Statements

     This press release contains, and the Company and its representatives may make, forward-looking statements within the meaning of the U.S. Private Securities Litigation Act of 1995, either orally or in writing, about the Company and its business. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar terms. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which the Company operates, management’s beliefs and assumptions made by management about future events. Any such statement is qualified by reference to the following cautionary statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of the Company’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in foreign exchange rates and jet fuel prices; (5) governmental and regulatory actions and political conditions; (6) developments affecting labor relations or the Company’s airline partners; (7) the outcome of any material litigation; (8) the future level of air travel demand; (9) the Company’s future load factors and yields; and (10) the many effects on the Company and the airline industry from terrorist attacks, the possibility or fear of such attacks and the threat or outbreak of epidemics, hostilities or war, including the adverse impact on general economic conditions, demand for travel, the costs for security, the cost and availability of aviation insurance coverage and war risk coverage and the price and availability of jet fuel. Developments in any of these areas, as well as other risks and uncertainties detailed from time to time in the documents the Company files with or furnishes to the U.S. Securities and Exchange Commission, could cause actual outcomes and results to differ materially from those that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in the Company’s Securities and Exchange Commission filings, including the Company’s Annual Report on Form 20-F. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

     NOTE TO THE EDITORS: Financial and Statistical Data can be found at http://investorrelations.klm.com. For more information, contact Investor Relations at 31 20 649 3099, or Media Relations at 31 20 649 4545

     For photography: www.presslink.nl/klm

KEY FINANCIAL DATA

	Three months ended		Twelve months ended
	March 31		March 31

(in millions of euros)	2003	2002	2003	2002

Operating revenues	1,377	1,491	6,485	6,532
Operating expenses before depreciation and		—
long term rentals	1,408	1,420	5,879	5,884

EBITDAR	(31)	71	606	648
Depreciation and long term rentals	221	195	739	742

Operating income (loss)	(252)	(124)	(133)	(94)
EBITDAR as a % of operating revenues	(2.3)	4.8	9.3	9.9
Operating income as a % of operating revenues	(18.3)	(8.3)	(2.1)	(1.4)
Pretax income (loss)	(318)	(156)	(271)	(224)
Net income (loss)	(447)	(108)	(416)	(156)
Per common share (EPS)*	(9.96)	(2.31)	(9.26)	(3.37)
Cash flow from operating activities	(274)	0	295	526
Cash flow from investing activities	75	(71)	(436)	(234)
Free cash flow	(199)	(71)	(141)	292

Interest coverage ratio	(17.0)	(3.0)	(1.8)	(0.7)

Number of Staff KLM Group**
- permanent	31,474	30,749	31,583	31,474
- temporary	1,487	1,652	1,455	1,791

Employed by KLM	32,961	32,401	33,038	33,265
- agency staff	1,536	1,176	1,628	1,585

	34,497	33,577	34,666	34,850

	March 31, 2003	March 31, 2002

Stockholders’ equity (in millions of euros)	1,476	1,992
Per common share*	32.91	42.61
Average number of common shares used for data per share calculations (fully diluted)***	45,070,544	46,809,699

Net debt-to-equity ratio (%)	195	131

Cash Position
Cash and marketable securities	608	1,029
Triple A bonds and long term deposits	311	354

	919	1,383

     The financial information included in this press release is drawn up under Dutch accounting principles (Dutch GAAP), which differ in some respects from those generally accepted in the United States (U.S. GAAP). The table below summarizes some key financial data both under Dutch GAAP and U.S. GAAP. The differences mainly relate to pension accounting and the accounting treatment of the restructuring provision.

	Twelve months ended		Twelve months ended
	March 31, 2003		March 31, 2002

		US	Dutch	US
(in euros)	Dutch GAAP	GAAP	GAAP	GAAP

Net income (loss) in millions	(416)	(267)	(156)	(2)
Net income (loss) per common share*	(9.26)	(5.97)	(3.37)	(0.08)
Stockholders’ equity in millions	1,476	2,827	1,992	3,220
Stockholders’ equity per common share*	32.91	62.89	42.61	68.83

*	After taking other rights to a share in net income and equity into account

**	Average full-time equivalents

***	2002/2003 figures have been adjusted for the repurchase of own shares. Total outstanding common shares as of March 31, 2003 are 46,809,699

CONSOLIDATED STATEMENT OF EARNINGS	Three months ended		Twelve months ended
	March 31		March 31

(in millions of euros)	2003	2002	2003	2002

Operating revenues	1,377	1,491	6,485	6,532
Operating expenses	1,629	1,615	6,618	6,626

Operating income (loss)	(252)	(124)	(133)	(94)
Financial income and expense	(18)	(39)	(98)	(134)
Results on sale of assets	(39)	(1)	(42)	10
Results of holdings	(10)	9	(4)	(15)
Results on sale of holdings	1	(1)	6	9

Pretax income (loss)	(318)	(156)	(271)	(224)
Taxes	101	48	85	68

After tax income before extraordinary items	(217)	(108)	(186)	(156)
Extraordinary items	(351)	—	(351)	—
Taxes on extraordinary items	121	—	121	—

Extraordinary items after tax	(230)	—	(230)	—
Net income (loss)	(447)	(108)	(416)	(156)

Attributable to preferred stock dividends	1	1	2	2
Attributable to common stockholders	(448)	(109)	(418)	(158)

CONSOLIDATED STATEMENT OF CASH FLOWS	Three months ended		Twelve months ended
	March 31		March 31

(in millions of euros)	2003	2002	2003	2002

Net income (loss)	(447)	(108)	(416)	(156)
Depreciation	170	132	535	487
Changes in provisions	(142)	(52)	(114)	(86)
Changes in operating working capital	101	38	280	292
Results of holdings	10	(9)	4	15
Results on sale of holdings	(1)	1	(6)	(9)
Other changes	35	(2)	12	(17)

Cash flow from operating activities	(274)	0	295	526
Net capital expenditures on intangible fixed assets	(8)	(2)	(28)	(7)
Net capital expenditures on tangible fixed assets	75	(77)	(382)	(376)
Net capital changes in holdings	8	8	(26)	149

Cash flow from investing activities	75	(71)	(436)	(234)
Free cash flow	(199)	(71)	(141)	292
Cash flow from financing activities	(144)	(28)	(280)	(108)

Changes in cash and marketable securities	(343)	99	(421)	184

     Net capital expenditures on tangible fixed assets for the fourth quarter were positive since proceeds from sale and leaseback transactions of aircraft more than off set down payments on new fleet.

     Net capital expenditures on tangible fixed assets for the twelve months ended March 31, 2003 include the purchase of one Boeing 747-400 (final payment), two Fokker 70 aircraft and down payments on Boeing 747-400ER freighters, Boeing 777-200’s, Boeing 737-700/800’s and Airbus 330-200’s.

CONSOLIDATED BALANCE SHEET

(in millions of euros)	March 31, 2003		March 31, 2002

Fixed assets
Intangible fixed assets	66		56
Tangible fixed assets	4,982		5,104
Financial fixed assets	1,289		1,264

		6,337		6,424
Current assets
Operating supplies	222		257
Accounts receivable	998		1,233
Cash and marketable securities	608		1,029

	1,828		2,519
Current liabilities	2,190		2,092

Current assets less current liabilities		(362)		427

Assets less current liabilities		5,975		6,851

Long-term debt
Subordinated perpetual debt	544		591
Other long-term debt	3,427		3,826

		3,971		4,417
Provisions		271		177
Deferred credits		256		265
Group equity		1,477		1,992

		5,975		6,851

     Movements in long-term debt mainly relate to new funding, regular repayment of loans and foreign currency effects on USD denominated loans.

CHANGES IN STOCKHOLDERS’ EQUITY

(in millions of euros)	2002/03	2001/02

Balance at March 31	1,992	2,061
Changes in accounting policies	—	71
Distribution 2001/02 to shareholders	(11)	—
Allocation from net income	(416)	(156)
Exchange rate differences/other	(89)	16

Balance at March 31	1,476	1,992

     Movements with respect to exchange rate differences/other mainly relate to exchange rate differences arising on the translation of KLM’s share in equity and results of foreign holdings and the valuation of derivatives under SFAS 133/138.

NOTES TO THE CONSOLIDATED STATEMENT OF EARNINGS

Operating revenues	Three months ended			Twelve months ended
(in millions of euros)		March 31			March 31

	2003	2002	%Change	2003	2002	%Change

Traffic revenues:
Passenger*	904	973	(7)	4,210	4,267	(1)
Cargo	249	255	(2)	1,017	1,016	0
Charter/low cost**	71	76	(7)	553	543	2

Total traffic revenues	1,224	1,304	(6)	5,780	5,826	(1)
Engineering & Maintenance revenues	218	207	5	898	886	1
Other revenues	77	109	(29)	400	397	1
Elimination internal revenues	(142)	(129)	n.m	(593)	(577)	n.m

Total operating revenues	1,377	1,491	(8)	6,485	6,532	(1)

Operating expenses	Three months ended			Twelve months ended
(in millions of euros)	March 31			March 31

	2003	2002	%Change	2003	2002	%Change

Salaries and benefits	489	451	8	1,907	1,747	9
Hired personnel	27	23	17	108	116	(7)

Labour costs	516	474	9	2,015	1,863	8
Materials and consumables	98	112	(13)	448	470	(5)
Commercial costs	107	124	(14)	499	506	(1)
Landing fees and navigation charges	125	116	8	541	524	3
Third-party handling costs	40	53	(25)	208	231	(10)
Work by third parties	95	108	(12)	489	455	7
Housing, vehicles and Inventories	40	35	14	153	151	1
Commercial cooperation	27	43	(37)	117	176	(33)
Ad hoc aircraft -/ truck rentals	22	34	(35)	99	153	(35)
Other operating expenses	127	112	13	424	372	14

	1,197	1,211	(1)	4,993	4,901	2
Aircraft fuel	211	209	1	886	983	(10)

Operating expenses before depreciation and long term rentals	1,408	1,420	(1)	5,879	5,884	0
Depreciation	110	132	(17)	457	487	(6)
Write down / impairment loss	60	—	n.m	78	—	n.m.
Operational aircraft lease expenses	42	56	(25)	171	226	(24)
Long term property rentals	9	7	29	33	29	14

Depreciation and long term rentals	221	195	13	739	742	0
Total operating expenses	1,629	1,615	1	6,618	6,626	0

•	Salaries and benefits showed a year-on-year increase of 8% in the fourth quarter, which is mainly the effect of general wage increases (including a structural wage increase of 3% effective February 1, 2003) and higher (pre-) pension charges.

•	Cost of materials and consumables in the fourth quarter were lower than previous year as a result of lower US-dollar exchange rates.

•	The decrease of commercial costs was mainly due to lower sales commissions.

•	Ad hoc aircraft/truck rentals and operational aircraft lease expenses decreased as a result of the insourcing of capacity from regional partners.

•	Exceptional charges with respect to the accelerated retirement of KLM’s Boeing 747-300 fleet amounted to EUR 69 million for the fourth quarter and EUR 87 million for the full year. Of these amounts EUR 60 million and EUR 78 million can be characterised as impairment losses on tangible fixed assets for the fourth quarter and full year respectively.

*	KLM, KLM Cityhopper and KLM Cityhopper uk ltd.

**	Transavia (including BASIQ AIR) and buzz

AIRLINE OPERATING DATA

	Three months ended			Twelve months ended
	March 31			March 31

KLM*	2003	2002	%Change	2003	2002	%Change

Traffic (in millions of RTKs)	2,452	2,380	3	10,132	9,890	2
Capacity (in millions of ATKs)	3,203	3,013	6	12,952	12,859	1
Load factor (%)	76.6	79.0		78.2	76.9

Break-even load factor (%)	90.5	84.3	7	80.2	77.7	3

Yield per RTK (in cents)	46.9	51.4	(9)	51.5	53.4	(4)
Excluding currency effects			(3)			0

Unit revenues per ATK (in cents)	35.9	40.6	(12)	40.3	41.1	(2)
Excluding currency effects			(6)			2
Unit costs per ATK (in cents)	42.5	43.3	(2)	41.3	41.5	0
Excluding fuel price effects			(3)			0
Excluding currency effects			3			3
Excluding fuel price and currency effects			2			3

Margin per ATK (in cents)	(6.6)	(2.7)		(1.0)	(0.4)

Passenger Business

Traffic (in millions of RPKs)	14,038	13,513	4	59,417	58,447	2
Capacity (in millions of ASKs)	18,273	16,867	8	74,825	74,051	1
Passenger load factor (%)	76.8	80.1		79.4	78.9

Yield per RPK (in cents)	6.4	7.2	(10)	7.1	7.3	(3)
Excluding currency effects			(5)			1
Unit revenues per ASK (in cents)	4.9	5.7	(14)	5.6	5.8	(2)
Excluding currency effects			(9)			1

Cargo Business

Traffic (in millions of RTFKs)	1,046	1,027	2	4,197	4,050	4
Capacity (in millions of ATFKs)	1,476	1,403	5	5,852	5,817	1
Cargo load factor (%)	70.9	73.2		71.7	69.6

Yield per RTFK (in cents)	23.7	24.7	(4)	24.2	25.0	(3)
Excluding currency effects			4			1
Unit revenues per ATFK (in cents)	16.8	18.1	(7)	17.3	17.4	(1)
Excluding currency effects			1			4

KLM Group Passenger data**/***

Traffic (in millions of RPKs)	15,444	14,763	5	69,016	66,899	3
Capacity (in millions of ASKs)	20,390	18,672	9	87,647	85,954	2
Passenger load factor	75.7	79.1		78.7	77.8

*	Operating data of KLM, KLM Cityhopper and KLM Cityhopper uk ltd.; prior-year figures have been restated for comparative purposes; unit revenues and unit costs before joint venture settlements.

**	KLM Group: KLM, KLM Cityhopper, KLM Cityhopper uk ltd., KLM uk (buzz) and Transavia (including BASIQ AIR).

***	First Quarter and Second Quarter figures for 2002/03 have been restated.

AIRLINE OPERATING DATA

Traffic and capacity figures by route area*

Three months ended March 31	Traffic (RTK)		Capacity (ATK)		Load factor (%)

		%		%
(in millions of ton-kilometers)	2003	growth	2003	growth	2003	2002

Asia Pacific	811	2	982	6	82.6	85.5
North Atlantic	652	9	851	14	76.6	79.7
Central and South Atlantic	315	(1)	424	1	74.3	75.2
Africa	280	4	361	6	77.4	78.5
Europe	222	4	353	6	63.0	64.0
Middle East / South Asia	172	(9)	232	(3)	74.5	79.5

Total KLM	2,452	3	3,203	6	76.6	79.0

Twelve months ended March 31	Traffic (RTK)		Capacity (ATK)			Load factor %

		%		%
(in millions of ton-kilometers)	2003	growth	2003	growth		2003	2002

Asia Pacific	3,366	4	3,961	0	7	85.0	81.5
North Atlantic	2,582	(3)	3,251	(3)		79.4	79.4
Central and South Atlantic	1,271	(2)	1,754	(1)		72.5	73.6
Africa	1,119	17	1,437	15		77.8	76.9
Europe	1,034	11	1,527	6		67.7	64.7
Middle East / South Asia	760	(5)	1,022	(6)		74.4	73.1

Total KLM	10,132	2	12,952	1		78.2	76.9

SUMMARY STATISTICS

(Twelve months ended March 31, 2003 compared to last year)

*	KLM, KLM Cityhopper and KLM Cityhopper uk ltd, prior-year figures have been restated for comparative purposes

**	Operating income as a percentage of operating revenues (group)